RYAN'S FAMILY STEAK HOUSES, INC.
              REPORTS JANUARY SALES INFORMATION

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that same-store sales for the 5-week period  ended
February  7,  2001 ("January") increased by  6.2%.   Details
follow:

                                      January 2001
                                      (Unaudited)

  Total sales                       $65,890,000
  Increase from prior year                 +16%

  Average unit sales ("AUS"):
  Same-store (open at least 18 mos.)      +6.2%
  All-store (all Ryan's units)            +6.8%

Management noted that January's weekly AUS volumes set a new
January record.

Due to the fourth quarter of 2000 consisting of 14 weeks, all 2000 AUS amounts that are used in same-store and all-store sales comparisons have been recalculated in order to match up with the most comparable week in 2001. For example, the week starting January 6, 2000, which was originally considered to be the second week of January 2000, has now been recast as the first week of January 2000. This recast best matches up with the first week of January 2001, which started on January 4, 2001. Management believes that this comparison method provides the most accurate picture of the Company's sales results.

At  February  7,  2001, the Company owned and  operated  301
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on March 7, 2001.